UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed on the Form 6-K filed with the United States Securities and Exchange Commission on September 11, 2024, Turbo Energy, S.A. (“Turbo Energy” or the “Company”), a company organized under the laws of the Kingdom of Spain, entered into an agreement dated August 26, 2024 (the “Agreement”) with Enerfip, a leading France-based crowdfunding platform dedicated to renewable energy projects and regulated by the French Financial Markets Authority and Prudential Control and Resolution Authority.

Pursuant to the Agreement, on January 7, 2025, the Company closed on a second tranche of subscriptions by European individual investors, raising total gross proceeds of €619,410 (approximately US$643,666) through a simple debt bond with an interest rate of 8.75% and maturity of 36 months from October 24, 2024, the closing date of the first tranche.

Turbo Energy is exploring a third campaign with Enerfip that may offer similar terms in the near term.

The proceeds will be utilized to support the Company’s plans to accelerate its international expansion initiatives, with particular focus on introduction of Turbo Energy’s proprietary SUNBOX solar energy storage solutions to the U.S. and South American markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: January 10, 2025	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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